RECEIVED APR 07 2006 SEC MAIL PROCESSING SECTION WASH., D.C. 199

SECURITIES W

06005619

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~133216~~ 8-66700

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HLM SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

53 W JACKSON BLVD SUITE 1435
(No. and Street)

CHICAGO (City) IL (State) 60604 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
SCOTT LIEN 312 427-1592
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KRUGGEL, LAWTON & COMPANY
(Name – *if individual, state last, first, middle name*)

210 S. MICHIGAN ST. SUITE 200 SOUTH BEND IN 46601
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 26 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

6/23/06

OATH OR AFFIRMATION

I, SCOTT LIEN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HLM SECURITIES, INC, as of April 5, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

CCO
Title

[signature]
Notary Public

"OFFICIAL SEAL"
WINNIE LEE
Notary Public, State of Illinois
My Commission Expires 01/19/10

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HLM SECURITIES, INC.

(A Development Stage Company)
Chicago, Illinois

ANNUAL REPORT
December 31, 2005

Kruggel, Lawton & Company, LLC
Accountants and Advisors
South Bend, Indiana

HLM SECURITIES, INC.

(A Development Stage Company)
Chicago, Illinois

ANNUAL REPORT
December 31, 2005

CONTENTS

SEC MAIL PROCESSING
RECEIVED
APR 0 7 2006
WASH. D.C. 199 SECTION

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Shareholders
HLM Securities, Inc.
Chicago, Illinois

We have audited the accompanying statement of financial condition of HLM Securities, Inc., a development stage company, as of December 31, 2005, and the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of HLM Securities, Inc. as of December 31, 2005, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As required by accounting principles generally accepted in the United States of America for a company in the development stage, a cumulative statement of operations, changes in shareholders' equity, and cash flows for the period from inception (November 14, 2003) through December 31, 2004 is presented. These cumulative development stage statements were compiled by us from information that is the representation of management. We did not audit or review these cumulative financial statements and, accordingly, express no opinion or other form of assurance on them.

Respectfully submitted,

Kruggel, Lawton & Company, LLC
Certified Public Accountants

South Bend, Indiana
April 4, 2006

HLM SECURITIES, INC.

(A Development Stage Company)
Chicago, Illinois

STATEMENT OF FINANCIAL CONDITION

December 31, 2005

	Audited 2005
ASSETS	
CURRENT ASSETS	
Cash (Note 1)	11,355
Total Current Assets	11,355
TOTAL ASSETS	**11,355**
LIABILITIES AND SHAREHOLDERS' EQUITY	
SHAREHOLDERS' EQUITY	
Common stock, no par value, 10,000 shares authorized, 1000 shares issued and outstanding	1,000
Additional paid-in capital	30,770
Deficit accumulated during development stage	(20,415)
Total Shareholders' Equity	11,355
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**11,355**

The Notes to Financial Statements are an integral part of this statement.

HLM SECURITIES, INC.

(A Development Stage Company)

Chicago, Illinois

STATEMENTS OF OPERATIONS

For the Year Ended December 31, 2005

and cumulative from November 14, 2003 (date of inception) to December 31, 2005

	Audited 2005	Unaudited Cumulative From November 14, 2003 (Date of Inception) to December 31, 2005
REVENUES	0	0
OPERATING EXPENSES		
Legal and accounting	2,640	13,492
Licenses and fees	996	5,716
Insurance	575	1,125
Bank charges	22	82
Total	4,233	20,415
NET LOSS AND DEFICIT ACCUMULATED DURING DEVELOPMENT STAGE	**(4,233)**	**(20,415)**

The Notes to Financial Statements are an integral part of this statement.

HLM SECURITIES, INC.

(A Development Stage Company)

Chicago, Illinois

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

For the Year Ended December 31, 2005

	Common Stock		Additional Paid-In Capital	Deficit Accumulated During Development Stage	Total
	Shares	Par Value			
Balance at December 31, 2004	1,000	1,000	21,070	(16,182)	5,888
Shareholder Investment of Additional Paid-In-Capital			9,700		9,700
Net Loss				(4,233)	(4,233)
Balance at December 31, 2005	**1,000**	**1,000**	**30,770**	**(20,415)**	11,355

The Notes to Financial Statements are an integral part of this statement.

HLM SECURITIES, INC.

(A Development Stage Company)

Chicago, Illinois

UNAUDITED CUMULATIVE STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

From Inception (November 14, 2003) to December 31, 2004

	Common Stock		Additional Paid-In Capital	Deficit Accumulated During Development Stage	Total
	Shares	Par Value			
Inception (November 14, 2003) to December 31, 2003:					
Issuance of Common stock	1,000	1,000			1,000
Balance at December 31, 2003	1,000	1,000			1,000
For the year ended December 31, 2004:					
Shareholder Investment of Additional Paid-In-Capital			21,070		21,070
Net Loss				(16,182)	(16,182)
Balance at December 31, 2004	1,000	1,000	21,070	(16,182)	5,888

The Notes to Financial Statements are an integral part of this statement.

HLM SECURITIES, INC.

(A Development Stage Company)
Chicago, Illinois

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2005
and cumulative from November 14, 2003 (date of inception) to December 31, 2005

	Audited 2005	Unaudited Cumulative From November 14, 2003 (Date of Inception) to December 31, 2005
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss and deficit accumulated during development stage	(4,233)	(20,415)
Net Cash Flows from Operating Activities	(4,233)	(20,415)
CASH FLOWS FROM INVESTING ACTIVITIES	0	0
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of common stock	0	1,000
Additional capital contributions	9,700	30,770
Net Cash Flows from Financing Activities	9,700	31,770
INCREASE (DECREASE) IN CASH	5,467	11,355
CASH AT BEGINNING OF YEAR	5,888	0
CASH AT END OF YEAR	**11,355**	**11,355**

The Notes to Financial Statements are an integral part of this statement.

NOTES TO FINANCIAL STATEMENTS
December 31, 2005

NATURE OF BUSINESS

HLM Securities, Inc. (the Company), a development stage company, was incorporated on November 14, 2003. The Company will operate as a non clearing broker-dealer (fully disclosed) that facilitates commisionable transactions generated by advisors of Resources Planning Group, an SEC registered investment advisor. Additionally, HLM Securities, Inc. will participate in the sales of limited partnership units.

Activities since inception include raising capital, administrative functions, registration, and consulting services. During 2005 the Company was granted NASD membership to commence business, however, revenue generating activities will not begin until 2006.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

CASH

For purposes of the statements of cash flows, the Company considers all highly liquid investments with an initial maturity of three months or less to be cash equivalents. Cash is held at a local bank and is insured up to $100,000 by the FDIC.

INCOME TAXES

The Company, with the consent of its shareholders, has elected to have its income taxed under Section 1362 of the Internal Revenue Code and a similar section of the Illinois income tax law, which provide that in lieu of corporate income taxes, the shareholders are taxed on their proportionate share of the Company's taxable income or deduct their proportionate share of the Company's loss. Therefore, these statements do not include any provision for federal or state corporate income taxes.

NOTE 2 - NET CAPITAL RULE

The Company, as a member of the NASD, is subject to a membership agreement which requires a minimum net capital balance of $5,000 pursuant to SEC Rule 15c3-1(a)(2)(vi) (the Net Capital Rule). Net capital as of December 31, 2005 was $11,355, as disclosed in the Schedule of Computation of Net Capital. No material differences exist between the Computation of Net Capital under Rule 15c3-1 and the computation for determination of the reserve requirements under Exhibit A of Rule 15c3-3 in the supplementary information of this report as compared to the corresponding December 31, 2005 filing of the FOCUS report.

NOTES TO FINANCIAL STATEMENTS
December 31, 2005

NOTE 3 - OMISSION OF CERTAIN SCHEDULES FROM REPORT

The Company is a nonclearing broker-dealer in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis. Therefore, the Company qualifies for the exemptive provisions for SEC Rule 15c3-3 under section (k)(2)(ii).

NOTE 4 - AVAILABILITY OF THE STATEMENT OF FINANCIAL CONDITION

Pursuant to SEC Rule 17a-5, the December 31, 2005 and 2004 statement of financial condition is available for examination and copying at the Company's office and at the Principal and Chicago Regional Office of the Commission.

REPORT OF INDEPENDENT AUDITORS ON SUPPLEMENTARY INFORMATION

Board of Directors and Shareholders
HLM Securities, Inc.
Chicago, Illinois

Our report on our audit of the basic financial statements of HLM Securities, Inc. for the year ended December 31, 2005 appears on page 1. Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Respectfully submitted,

Kruggel, Lawton & Company, LLC

Certified Public Accountants

South Bend, Indiana
April 4, 2006

HLM SECURITIES, INC.

(A Development Stage Company)
Chicago, Illinois

SCHEDULE OF COMPUTATION OF NET CAPITAL

As of December 31, 2005

	2005
Ownership equity from the Statement of Financial Condition	11,355
Net Capital	11,355
Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement per NASD membership agreement	5,000
EXCESS NET CAPITAL	**6,355**

No material differences exist between the Computation of Net Capital under Rule 15c3-1 in this schedule and the corresponding December 31, 2005 filing of the FOCUS report.

SCHEDULE OF COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15C3-3

For the Year Ended December 31, 2005

The Company is a nonclearing broker-dealer in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis. Therefore, the Company qualifies for the exemptive provisions of SEC Rule 15c3-3 under section (k)(2)(ii).

REPORT OF INDEPENDENT AUDITORS ON INTERNAL ACCOUNTING CONTROL

Board of Directors and Shareholders
HLM Securities, Inc.
Chicago, Illinois

In planning and performing our audit of the accompanying statement of financial condition of HLM Securities Inc., a development stage company, as of December 31, 2005, we considered its internal controls, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Respectfully submitted,

Kruggel, Lawton & Company, LLC

Certified Public Accountants

South Bend, Indiana
April 4, 2006

REPORT OF INDEPENDENT AUDITORS ON INTERNAL ACCOUNTING CONTROL

Board of Directors and Shareholders
HLM Securities, Inc.
Chicago, Illinois

In planning and performing our audit of the accompanying statement of financial condition of HLM Securities Inc., a development stage company, as of December 31, 2005, we considered its internal controls, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Respectfully submitted,

Kruggel, Lawton & Company, LLC

Certified Public Accountants

South Bend, Indiana
April 4, 2006